HYPERSOLAR, INC.

March 16, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Heather Percival

Russell Mancuso, Branch Chief

Re:	Hypersolar, Inc. Form 10-K for Fiscal Year Ended June 30, 2017 Filed September 21, 2017 File No. 000-54437

Gentlemen:

This letter sets forth the response of Hypersolar, Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filing as set forth in the Staff’s letter dated February 27, 2018.

For ease of reference, the Staff's comment is reproduced below in its entirety, and the Company's response immediately follows.

Item 12. Security Ownership …, page 22

1.       We note the number of shares underlying your convertible notes. Provide the disclosure that Regulation S-K Item 403(a) requires regarding beneficial owners of more than five percent of your voting securities, or advise. See Instruction 2 to Item 403. Also file the notes as exhibits to your Form 10-K.

Response: The Company did not include the holders of its convertible notes (the “Notes”) in the Security Ownership Table of its Form 10-K given that the Notes include a 4.99% ownership limitation on conversion. The Notes provide as follows:

“Limitation of Conversions. In no event shall the Lender be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Lender and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note or the unexercised or unconverted portion of any other security of the Borrower subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Lender and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Lender upon, at the election of the Lender, not less than 61 days prior notice to the Borrower, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Lender, as may be specified in such notice of waiver).”

Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally includes voting and investment powers. Under Rule 13d-3(d), a beneficial owner of a security includes a person who “has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within 60 days, including but not limited to any right to acquire: (a) Through the exercise of any option, warrant or right; (b) Through the conversion of a security, …”

The Notes provide in relevant part that they may not be converted to the extent such conversion would result in the holder and its affiliates owning more than 4.99% of the Company’s outstanding common stock. The holder may waive the limitation on conversion, at its election upon 61 days prior notice to the Company, and such notice will not be effective until the 61st day after such notice to the Company.

The Company has not received any notice of waiver of the beneficial ownership limitation from any of the holders of the Notes.

The Company requests an accommodation to include the forms of Notes it has issued with its next periodic report filed with the SEC which will be filed on or before May 14, 2018. The Company believes that the material terms of the Notes are disclosed in its current filings and provides information to investors.

Please contact our securities counsel, Marcelle S. Balcombe at Sichenzia Ross Ference Kesner LLP should you have any questions or require additional information.

Sincerely, /s/ Timothy Young Chief Executive Officer